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                            MODERN WOODMEN OF AMERICA

                           A FRATERNAL BENEFIT SOCIETY
               HOME OFFICE: 1701 1ST AVENUE, ROCK ISLAND, IL 61201
VARIABLE PRODUCT ADMINISTRATIVE CENTER: P.O. BOX 9284, DES MOINES, IA 50306-9284


                          DEATH BENEFIT GUARANTEE RIDER

         This rider is a part of the certificate to which it is attached.

SECTION 1 - CERTIFICATE PROVISIONS APPLY

All provisions of the certificate not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the certificate and this rider, the provisions of this rider will prevail.

SECTION 2 - EFFECTIVE DATE

The effective date of this rider will be shown on the current certificate data page.

SECTION 3 - DEATH BENEFIT GUARANTEE

If you meet the death benefit guarantee premium requirement described below, the certificate will not enter its grace period.

A minimum premium test must be satisfied on each monthly deduction day. If the death benefit guarantee becomes effective, you must continue to meet the cumulative death benefit guarantee premium requirements to have this benefit available.

SECTION 4 - DEATH BENEFIT GUARANTEE PREMIUM REQUIREMENT

The death benefit guarantee premium requirement on each monthly deduction day is met if a) is equal to or greater than b) where:

a) is the sum of all premiums paid on the certificate accumulated at the prepayment interest rate shown on the current certificate data page from the date of each premium payment, less the sum of all partial withdrawals accumulated at the prepayment interest rate from the date of each partial withdrawal and any certificate loans and unpaid loan interest; and

b) is the sum of the death benefit guarantee monthly premiums since the certificate date accumulated at the prepayment interest rate assuming the premiums are paid on each monthly deduction day.

The current death benefit guarantee monthly premium and the prepayment interest rate are shown on the current certificate data page.

SECTION 5 - CHANGES THAT AFFECT THE DEATH BENEFIT GUARANTEE MONTHLY PREMIUM

The death benefit guarantee monthly premium may change if:

a)   the certificate specified amount is increased or decreased;

b)   there is a change in death benefit option;

c)   a rider is added to or deleted from the certificate; or

d)   an adjustment is made to the certificate.

If the death benefit guarantee monthly premium changes, we will send you a new

VMW-575(02-02)
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certificate data page which reflects the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee premium requirement.

SECTION 6 - PREMIUM NOTICE

If, on any monthly deduction day, the death benefit guarantee premium requirement is not met, we will send you a notice of the premium required to maintain the guarantee.

If the premium is not received in our administrative center prior to the expiration of 61 days after the date we mail the notice, the death benefit guarantee will no longer be in effect and this rider will terminate.

SECTION 7 - TERMINATION

This rider terminates on:

a)   termination or maturity of the certificate;

b) the expiration of 61 days after the date we mail notice to you that the death benefit guarantee premium requirement has not been met and the required premium is not remitted; or

c) the expiration date of this rider shown on the current certificate data page.



                         /s/ CLYDE SCHOECK
                             President

                        /s/ J.V. STANDAERT
                        National Secretary
VMW-575(02-02)